SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 September, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 September, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                              Protherics PLC

                      Notification of Major Interest in Shares

22 September  2006 - Protherics PLC ("Protherics" or the "Company"),  the
international  biopharmaceutical  company  focused on critical  care and cancer, received notification from Fidelity  International on 21 September 2006 that, as at 21 September  2006, FMR Corp. and its direct and indirect  subsidiaries,  and
Fidelity  International Limited and its direct and indirect  subsidiaries,  both being  non-beneficial  holders,  together held an interest in 7,797,770 ordinary shares, representing 2.99% of the issued share capital of the Company.

This notification follows a reduction of 2,517,503 ordinary shares in their holding, representing 0.97% of the issued share capital of the Company.

The current issued share capital of the Company is 260,813,157 ordinary shares.

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For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                +44 (0) 7919 480510
Julie Vickers, Company Secretary                            +44 (0)1928 518010

Financial Dynamics - press enquiries
Ben Atwell, David Yates                                   +44 (0) 20 7831 3113

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